                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 17)


                          The Chalone Wine Group, Ltd.
                          ----------------------------
                                (NAME OF ISSUER)


                           Common Stock (no par value)
                           ---------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    157639105
                                    ---------
                                 (CUSIP NUMBER)



                            Michael A. Varet, Esquire
                        Piper Marbury Rudnick & Wolfe LLP
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6250
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 August 31, 2001
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

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         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G
TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING
BOX: / /

                         (CONTINUED ON FOLLOWING PAGES)




                               (Page 1 of 7 Pages)
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      CUSIP NUMBER:  157639105

(1) NAME OF REPORTING PERSON: DOMAINES BARONS DE ROTHSCHILD (LAFITE) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

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(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  / /
                                                                      (b)  /x/

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(3)   SEC USE ONLY

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(4)   SOURCE OF FUNDS

      Not applicable

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(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
              / /
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(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      France
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                   (7)  SOLE VOTING POWER
NUMBER OF                 4,580,826
SHARES           ---------------------------------------------------------------
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH             ---------------------------------------------------------------
REPORTING          (9)  SOLE DISPOSITIVE POWER
PERSON                    4,580,826
WITH             ---------------------------------------------------------------
                   (10) SHARED DISPOSITIVE POWER
                          0
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,580,826

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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              / /

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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.5%

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(14)  TYPE OF REPORTING PERSON

      CO
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                              (Page 2 of 7 Pages)
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          This amends the Statement on Schedule 13D, dated April 19, 1989, as amended by Amendment Nos. 1 through 16 (the "Schedule 13D"), previously filed with the Securities and Exchange Commission by Domaines Barons de Rothschild (Lafite) (the "Reporting Person") with respect to its beneficial ownership of common stock, no par value, of The Chalone Wine Group, Ltd., a California corporation.

         ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, no par value (the "Common Stock") of the Chalone Wine Group, Ltd., a California corporation (the "Company"). The address of the Company's principal executive office is 621 Airpark Road, Napa, California 94585-6272.

         ITEM 2.  IDENTITY AND BACKGROUND

         Response unchanged.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Response unchanged.

         ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is supplemented as follows:

         All of the shares of Common Stock acquired by Reporting Person pursuant to all previously reported transactions and the transaction which is the subject of this Amendment were acquired for investment. On August 31, 2001, the Reporting Person entered into a Voting Agreement (the "Voting Agreement") with SFI International Ltd. ("SFI"). Reference is made to Item 6 below for a description of the provisions of the Voting Agreement.

         The Reporting Person, through its ownership of voting securities of the Company and its ability to designate nominees for election to the Board of Directors of the Company pursuant to the Voting Agreement, has the ability to influence the management and policies of the Company. Reference is made to Items 5 and 6 for information regarding other persons with whom the reporting persons may be deemed to be members of a group within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the "Exchange Act").

         Without limiting the foregoing, the Reporting Person has been advised by the Company that the Board of Directors of the Company has determined that it is desirable for the Company to issue additional equity securities in order to enable it to meet its future capital needs. The Reporting Person may participate in one or more of these financing arrangements to assist the Company in meeting its future capital needs. As a result, the Reporting Person could acquire additional securities and the percentage of the outstanding Common Stock owned by the Reporting Person could increase.


                              (Page 3 of 7 Pages)

         On September 14, 2001, the Company filed a registration statement with the Securities and Exchange Commission relating to a proposed rights offering to its shareholders. As described in the registration statement, the Company intends to offer a total of 1,500,000 shares of its common stock pursuant to the rights offering. Pursuant to an Agreement (the "Subscription Agreement"), a copy of which is attached hereto as Exhibit 2, the Reporting Person and SFI each agreed to exercise all of the rights they will receive in the rights offering as shareholders of the Company. The Reporting Person and SFI also agreed that, in the event not all shareholders exercise their rights pursuant to the rights offering, the Reporting Person and SFI will each oversubscribe (pro rata as between Reporting Person and SFI) to the rights offering. Reference is made to Item 6 below for a description of the provisions of the Subscription Agreement.

         Other than as described above, the Reporting Person does not have any other present plans or intentions which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Item 5(a) of the Schedule 13D is supplemented as follows:

         As of August 31, 2001, Reporting Person beneficially owned an aggregate of 4,580,826 shares of Common Stock. The shares of Common Stock beneficially owned by Reporting Person represent 44.5% of the Common Stock outstanding, based on a total of 10,284,859 shares of Common Stock outstanding on June 20, 2001 (as reported in the Company's Form 10-K filed with the Securities and Exchange Commission on June 29, 2001).

         The Reporting Person may be deemed to be a member of a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act as a result of the Voting Agreement. Based on information provided to the reporting persons by SFI, SFI beneficially owns 1,774,694 shares of Common Stock, representing 17.3% of the outstanding shares of such class. As a result, to the knowledge of the reporting persons, members of the group which may be deemed to exist by virtue of the Voting Agreement would beneficially own an aggregate of 6,355,520 shares of Common Stock, representing approximately 61.8% of the total number of shares of such class.

         (b) Item 5(b) of the Schedule 13D is supplemented as follows:

         The Reporting Person may be deemed to share voting power with SFI as a result of the Voting Agreement. The Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by SFI.

         (c) The Reporting Person has not effected any transaction in shares of Common Stock in the last 60 days.

         (d) Not applicable.


                              (Page 4 of 7 Pages)
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         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is supplemented as follows:

         The Reporting Person and SFI entered into the Voting Agreement on August 31, 2001, pursuant to which they have agreed that for so long as the parties own any voting stock of the Company during the term of the agreement,
(i) in the case of elections of directors of the Company, each party will vote its shares of Common Stock in favor of a specified number of persons designated by the other party and (ii) in the case of other matters submitted to a vote of the shareholders of the Company, the parties will utilize a procedure pursuant to which they will take an informal vote to determine the manner in which they intend to vote their shares and, if such informal vote indicates that the parties concur on how to vote, the parties will vote their shares in accordance with the result of such informal vote. A copy of the Voting Agreement is attached as Exhibit 1. As a result of the foregoing, the Reporting Person currently has the right to designate three persons for election as members of the Board of Directors of the Company. The Voting Agreement will terminate on August 31, 2011, unless extended or earlier terminated by the parties. The 1995 Voting Agreement described in Amendment No. 8 to the Schedule 13D to which the Reporting Person, SFI and another stockholder of the Company were parties expired by its terms on October 25, 2000, and is of no further effect.

         On September 14, 2001, the Company filed a registration statement with the Securities and Exchange Commission relating to a proposed rights offering to its shareholders. Under the terms of the rights offering, each shareholder will be given a pro rata right to buy shares of the Company's common stock at the price of $10.00 per share. As described in the registration statement, the Company intends to offer a total of 1,500,000 shares of its common stock pursuant to the rights offering. The rights offering will permit shareholders to oversubscribe for shares which are not purchased through the exercise of the basic subscription right. Pursuant to the Subscription Agreement, the Reporting Person and SFI each agreed to exercise all of the rights they will receive in the rights offering as shareholders of the Company. The Reporting Person and SFI also agreed that, in the event not all shareholders exercise their rights pursuant to the rights offering, the Reporting Person and SFI will each oversubscribe (pro rata as between the Reporting Person and SFI) to the rights offering so that they will acquire all the shares offered to other holders of rights, to the extent those shares are not purchased through the exercise of rights or exercise by other persons of the oversubscription privilege in the rights.


                              (Page 5 of 7 Pages)
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         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit No.                           Description
            -----------                           -----------

                1 Voting Agreement dated August 31, 2001, between the Reporting Person and SFI

                2            Subscription Agreement dated as of September 7,
                             2001 by and among the Company, the Reporting Person and SFI


                              (Page 6 of 7 Pages)
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  September 14, 2001



                                            DOMAINES BARONS DE
                                            ROTHSCHILD (LAFITE)



                                            By: /s/ Michael A. Varet
                                                --------------------------------
                                                    Michael A. Varet
                                                    Attorney-in-Fact


                              (Page 7 of 7 Pages)